EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2007
WASH, DC
210
SECTION

12g3-2(b) File No.82-4922

Ref No. OS.030/2007

September 20, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 205[redacted]
U.S.A.

07027300

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Sep 20, 07

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

Summary Statement of Assets and Liabilities [1/]

As at 31 August 2007

Assets	Baht	Liabilities	Baht
Cash	18,870,966,730.98	Deposits	815,571,817,507.84
Interbank and money market items	135,991,870,899.84	Interbank and money market items	15,652,492,103.98
Securities purchased under resale agreements	650,000,000.00	Liabilities payable on demand	18,077,911,767.50
Investments in securities, net	122,705,111,193.32	Securities sold under repurchase agreements	
(with obligations 6,400,751,829.40 Baht)		Borrowings	57,663,852,640.81
Credit advances (net of allowance for doubtful accounts)	689,671,391,676.34	Bank's liabilities under acceptances	1,557,112,827.88
Accrued interest receivables	1,523,047,808.28	Other liabilities	20,068,744,842.00
Properties foreclosed	11,823,528,983.08	Total liabilities	929,592,031,679.51
Customers' liabilities under acceptances	1,557,112,827.88		
Premises and equipment, net	23,309,682,468.11	**Shareholders' equity**	
Other assets	21,718,642,022.80	Paid-up share capital	
		(registered share capital Baht 30,486,148,970.00)	23,879,093,180.00
		Reserves and net profit after appropriation	58,831,097,590.78
		Other reserves and profit and loss account	18,272,830,150.84
		Total shareholders' equity	95,983,420,871.62
Total Assets	1,025,575,458,551.13	Total Liabilities and Shareholders' Equity	1,025,575,452,551.13
Customers' liabilities under unmatured bills	6,106,843,354.61	Bank's liabilities under unmatured bills	6,106,843,354.61
Total	1,031,682,295,905.74	Total	1,031,682,295,905.74

	Baht
Non-Performing Loans 2/(net) as at 30 June 2007 (Quarterly)	20,816,406,346.17
(3.05% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 30 June 2007 (Quarterly)	23,349,732,674.16
Actual allowace for doubtful accounts	29,616,890,095.78
Loans to related parties	25,277,120,825.71
Loans to related asset management companies	5,315,000,000.00
Loans to related parties due to debt restructuring	1,058,411,258.93
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	111,771,584,378.88
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	881,297,209.87
Letters of credit	17,039,055,065.70

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 30 June 2007 (Quarterly) 39,662,197,885.16

(5.69% of total loans before allowance for doubtful accounts)

END

Mr